Exhibit 12

DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended November 30,
	2011	2010	2009	2008	2007

Earnings:
Income from continuing operations before income tax expense	3,511,244	1,268,859	2,120,898	1,657,605	1,525,714
Losses from unconsolidated investees	5,301	4,143	3,396	3,946	4,279
Total earnings	3,516,545	1,273,002	2,124,294	1,661,551	1,529,993
Fixed Charges (1):
Total interest expense	1,484,552	1,582,988	1,251,285	1,288,004	1,223,271
Interest factor in rents	5,387	4,740	4,383	4,777	3,489
Preferred stock requirements	—	39,488	72,890	—	—
Total fixed charges	1,489,939	1,627,216	1,328,558	1,292,781	1,226,760
Earnings from continuing operations before income tax expense and fixed charges	5,006,484	2,900,218	3,452,852	2,954,332	2,756,753

Ratio of earnings to fixed charges	3.4	1.8	2.6	2.3	2.2

(1) Fixed charges are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.